SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2009

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-11

SUPPLEMENTAL SCHEDULE:
Schedule H, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2009	12

SIGNATURES	13

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Employee Benefits Committee of Dime Community Bancshares, Inc.
Brooklyn, New York

We have audited the accompanying statement of net assets available for benefits of The Dime Savings Bank of Wiliamsburgh 401(k) Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental Schedule H, Line 4i –Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

              /s/ CROWE HORWATH LLP
              Crowe Horwath LLP

Columbus, Ohio
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dime Community Bancshares, Inc. & Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
June 29, 2009

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual Funds:
Fixed Income:
PIMCO Total Return Administrative Fund	$3,630,382	$2,568,444
Equity:
Alger Mid Cap Growth Retirement Portfolio Fund	490,885	562,609
American Beacon Large Cap Value Fund	1,058,451	743,403
Artio International Equity II Fund	963,194	1,028,803
Janus Adviser Large Cap Growth Fund	197,360	119,903
Neuberger Berman Genesis Fund Trust	2,083,390	2,305,664
SSgA S&P 500 Index Fund	1,590,016	1,348,377
Total mutual funds	10,013,678	8,677,203
Collective Investment Funds:
Sunrise Retirement Diversified Equity Fund	1,461	268
Sunrise Retirement Diversified Equity With Income Fund	1,547	470
Sunrise Retirement Balanced Equity Fund	100,821	83,908
Sunrise Retirement Balanced Fund	177,724	433,682
Sunrise Retirement Diversified Income Fund	137,566	118,832
Sunrise Retirement Income Fund	2,978	1,119
Sunrise Retirement Capital Preservation Fund	10,729	1,512
Total collective investment funds	432,826	639,791
Stable Value Funds:
SEI Stable Asset Fund (which includes guaranteed insurance contractsor synthetic guaranteed insurance contracts totaling $9,268,998 at December 31, 2009 and $6,955,774 at December 31, 2008)	9,318,320	7,746,458
Employer Stock Fund:
Dime Community Bancshares, Inc. Common Stock Fund (which includes an investment in liquid money market funds of $231,455 at December 31, 2009 and $238,860 at December 31, 2008)	6,565,314	6,006,232
Participant Directed Loans	502,176	495,612
TOTAL INVESTMENTS AT FAIR VALUE	26,832,314	23,565,296
EMPLOYER CONTRIBUTIONS RECEIVABLE	557,871	506,510
INTEREST RECEIVABLE	-	608
CASH BALANCE	-	183
TOTAL ASSETS	$27,390,185	$24,072,597
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INSURANCE CONTRACTS	452,415	752,146
NET ASSETS AVAILABLE FOR BENEFITS	$27,842,600	$24,824,743
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
INVESTMENT INCOME:
Net appreciation in fair value of investments:
Fixed income mutual funds	$216,977
Equity mutual funds	1,060,664
Collective investment funds	34,770
Employer stock fund	80,472
Total net appreciation in fair value of investments	1,392,883
Interest and dividend income	457,412
TOTAL INVESTMENT INCOME:	1,850,295

ADDITIONS:
Participant contributions	1,193,172
Rollover contributions	26,283
Employer contributions	557,871
TOTAL ADDITIONS	1,777,326

DEDUCTIONS:
Benefits paid to participants	574,337
Administrative expenses	35,427
TOTAL DEDUCTIONS	609,764

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,017,857

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,824,743

End of year	$27,842,600

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.  DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General – The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan.   It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b.
Eligibility and Participation – Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions – Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted.  There are currently no direct contributions to the Plan required to be made by Dime Community Bancshares, Inc. (the “Company”), the parent company of the Bank, or the Bank.

The annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  During the year ended December 31, 2009, contributions from the Company or Bank were voluntary.  In March 2010, a contribution of $557,871 was made reflecting benefits for the year ended December 31, 2009.

d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of the annual employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2009 and 2008, there were sixteen investment options available in the Plan, which included one fixed income mutual fund, six equity mutual funds, seven collective investment funds, one employer stock fund and one stable value (capital preservation) fund.

All investment options are participant directed.  As of February 2009, Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for the Plan.  Prior to February 2009, RS Group Trust Company served as the trustee for the Plan.  Pentegra acquired RS Group Trust Company on August 18, 2008.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

g.
Loans to Participants – Loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time.  The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time.  Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years.  At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipient’s participant account.  Loan repayments are made by automatic payroll deduction and are fully applied back into the recipient's participant benefit account.

h.
Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

i.	Plan Termination – Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.

             2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.
Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility.  Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All fixed income and equity mutual funds investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year.  The Plan's collective investment funds, other than stable value funds, are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds and the net asset values of the funds.  The assets underlying the collective investment funds are fully comprised of various registered mutual funds that are publicly traded.  The collective investment funds, other than stable value funds, allow for daily redemptions at net asset value, with no advance notice requirement.

The Stable Value Fund shown in the statements of net assets available for plan benefits is carried at fair value.  The fair values of participation units in the Stable Value Fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive investment contracts, as reported in the audited financial statements of the fund. The Fund primarily invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics, with the objective of providing stability of investment return, preservation of capital and liquidity to pay Plan benefits.  The fund provides for daily redemptions by the Plan participants. Full liquidation of the fund requires a twelve-month advance notification.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Since a significant portion of the investments of the Stable Value Fund are fully benefit responsive, in accordance with accounting rules discussed in Note 2(e) below, an adjustment is made on the statements of net assets available for plan benefits to present the contract value of these fund assets.

The common stock held in the Employer Stock Fund, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year.  The liquid money market fund investment held in the Employer Stock Fund, while not actively traded on a national exchange, is valued based upon its quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

                   Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Valuation and Presentation of The Stable Value Fund  – While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interest in fully benefit responsive insurance contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit responsive insurance contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

f.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

g.
Recent Accounting Pronouncements -  In June 2009, the Financial Accounting Standards Board replaced the hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification was effective for financial statements issued for periods ending after September 15, 2009.

             3.    FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820-10-65, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2,  which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at the dates indicated.

	At December 31, 2009
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Domestic Fixed Income mutual fund (1)	$3,630,382	-	$-
Domestic Equity mutual funds (1)	5,420,102	-	-
Equity Mutual Fund with Domestic and International Holdings	963,194	-
SEI Stable Asset Fund (2)	-	9,318,320	-
Collective investment fund with domestic and international equity mutual fund holdings (1)	-	1,461	-
Collective investment funds with domestic equity and fixed income mutual fund holdings (1)	-	13,707	-
Collective investment funds with domestic and international equity and domestic fixed income mutual fund holdings (1)	-	417,658	-
Employer stock fund (1)	6,565,314		-
Participant loans (1)	-	-	502,176

	At December 31, 2008
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds (all registered and publicly traded) (1)	$8,677,203	-	-
Common collective investment funds (1)		$639,791	-
SEI Stable Asset Fund (2)	-	7,746,458	-
Employer stock fund (1)	-	6,006,232	-
Participant loans (1)	-	-	$495,612

(1)      Please refer to footnotes 2(d) for a discussion of the valuation methods utilized for these investments.

(2)      Please refer to footnotes 2(e) for a discussion of the valuation methods utilized for these investments.

The following is a reconciliation of activity for participant loans:

At or for the Year Ended December 31, 2009
Balance at the beginning of the period	$495,612
Loans originated	209,758
Loan principal repayments*	(195,727)
Distributions	(7,467)
Balance at the end of the period	$502,176
* Total repayments were $228,595 including $32,869 of interest during the year ended December 31, 2009.

            4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  At December 31, 2009 and 2008, the Plan owned investments in collective investment funds managed by TD AMERITRADE who, prior to June 2009, performed various recordkeeping and custodial functions for the Plan.  As a result, all transactions related to these collective investment funds during the year ended December 31, 2008 and through May 2009 qualified as exempt party-in-interest transactions.

Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2009 and 2008, the Plan held 539,972 and 433,637 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $273,080 during the year ended December 31, 2009.

            5.  INVESTMENTS

            The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are participant directed.

	Fair Value at December 31,
	2009	2008
PIMCO Total Return Administrative Fund	$3,630,382	$2,568,444
Neuberger Berman Genesis Fund Trust	2,083,390	2,305,664
SSgA S&P 500 Index Fund	1,590,016	1,348,377
SEI Stable Asset Fund *	9,318,320	7,746,458
Dime Community Bancshares, Inc. Common Stock Fund	6,565,314	6,006,232

* The contract value of the SEI Stable Asset Fund was $9,770,735 and $8,498,604 at December 31, 2009 and 2008, respectively.

During the year ended December 31, 2009, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PIMCO Total Return Administrative Fund	$216,977
Alger Mid Cap Growth Retirement Portfolio Fund	126,524
American Beacon Large Cap Value Fund	204,413
Artio International Equity II Fund	69,682
Janus Adviser Large Cap Growth Fund	46,277
Neuberger Berman Genesis Fund Trust	323,171
SSgA S&P 500 Index Fund	290,597
Sunrise Retirement Diversified Equity Fund	313
Sunrise Retirement Diversified Equity With Income Fund	303
Sunrise Retirement Balanced Equity Fund	19,025
Sunrise Retirement Balanced Fund	(6,664)
Sunrise Retirement Diversified Income Fund	20,928
Sunrise Retirement Income Fund	315
Sunrise Retirement Capital Preservation Fund	550
Dime Community Bancshares, Inc. Common Stock Fund	80,472
$1,392,883

            6.  FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable IRS determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2009	2008
Net assets available for benefits per the financial statements	$27,842,600	$24,824,743
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(452,415)	(752,146)
Net Assets Per Form 5500	$27,390,185	$24,072,597

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

For the Year Ended December 31, 2009
Decrease in net assets available for benefits per the financial statements	$ 3,017,857
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	299,731
Net Income per Form 5500	$ 3,317,588

*******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

Name of plan sponsor:                                           The Dime Savings Bank of Williamsburgh
Employer identification number:                         11-0685750
Three-digit plan number:                                      002

(a)	(b)	(c)	(d)	(e)
Party In				Current
Interest	Identity of Issue	Description of Investments	Cost	Value
	REGISTERED MUTUAL FUNDS:
	PIMCO	Total Return Administrative Fund	**	$3,630,382
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	490,885
	American Beacon	Large Cap Value Fund	**	1,058,451
	Artio Global Investors	International Equity II Fund	**	963,194
	Janus Advisers	Large Cap Growth Fund	**	197,360
	Neuberger Berman	Genesis Fund Trust	**	2,083,390
	State Street Global Advisors	S&P 500 Index Fund		1,590,016
	Total Registered Mutual Funds			10,013,678
	COLLECTIVE INVESTMENT FUNDS:
*	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Equity Fund	**	1,461
*	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Equity With Income Fund	**	1,547
*	TD AMERITRADE Trust Company	Sunrise Retirement Balanced Equity Fund	**	100,821
*	TD AMERITRADE Trust Company	Sunrise Retirement Balanced Fund		177,724
*	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Income Fund		137,566
*	TD AMERITRADE Trust Company	Sunrise Retirement Income Fund		2,978
*	TD AMERITRADE Trust Company	Sunrise Retirement Capital Preservation Fund		10,729
	Total Collective Investment Funds			432,826
	STABLE VALUE FUND:
	SEI Trust Co.	Stable Asset Fund	**	9,318,320
	EMPLOYER STOCK FUND:
*	Dime Community Bancshares, Inc.	Employer Common Stock Fund	**	6,565,314
	PARTICIPANT LOANS
*		Employee Loans Receivable (115 loans with interest rates ranging from 4.25% to 9.25%)	**	502,176
		TOTAL		$26,832,314
*              Party-in-interest.
**           Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 29, 2010                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 29, 2010                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    First Executive Vice President and Chief Financial Officer